July 24, 2008

VIA EDGAR

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington D.C. 20549

RE:

Lifetime Achievement Fund, Inc.

Dear Ms. DiAngelo:

The purpose of this letter is to respond to oral comments received from you on Friday, June 27, 2008 regarding (i) certain filings made by Lifetime Achievement Fund, Inc. (the “Fund”) including the Form N-CSR, Annual Report and Form N-SAR for the period ended December 31, 2007 and (ii) certain disclosure on the Fund’s website relating to its proxy voting record and policies.

The Fund understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Annual Report for the year ended December 31, 2007

1.

Comment:  Explain why the annual report is not required to include a Statement of Cash Flows and whether the Fund relies on the “little or no debt” exemption for investment companies under FAS 102.

Response:  Historically, the Fund’s percentage of average debt outstanding to average total assets has been 10% or less.  Accordingly, the Statement of Changes in Net Assets has provided the necessary disclosure.  FAS 102 states that “[a]lthough the purpose and format of a statement of changes in net assets are different from those of a statement of cash flows, much of the information contained in those statements is similar.”  In the future, beginning with the Fund’s Semi-Annual Report for the period ended June 30, 2008, Fund management, in consultation with the Fund’s independent auditors, will review the Fund’s percentage of average debt outstanding to average total assets to determine whether the Fund may rely on the “little or no debt” exemption or whether a Statement of Cash Flows is required by FAS 102.

_____________________________________________________________

Distributed by Manarin Securities Corporation, member FINRA/SIPC

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

July 24, 2008

2.

Comment:  In the Financial Highlights table, present the gross ratio of operating expenses to average net assets, including interest expense.  The net ratio, excluding interest expense, may be presented in the table immediately following the gross ratio.

Response:  The ratio of expenses to average net assets including interest expense will be presented beginning with the Fund’s Semi-Annual Report for the period ended June 30, 2008.

3.

Comment:  In the Statement of Changes in Net Assets, distributions from capital gains for 2006 were reported as $5,235,715.  However, in Note 1 to the Financial Statements, total distributions for 2006 are reported as $5,145,715.

Response:  Total distributions for 2006 were $5,235,715 and will be corrected going forward.

4.

Comment:  In the Statement of Operations, the distribution fees were $415,190.  However, Note 5 to the Financial Statements states that distribution payments totaling $265,939 were made to the distributor.  Explain the difference in the two numbers.

Response:  The total amount of distribution fees accrued under the Fund’s Rule 12b-1 plan for the fiscal year ended December 31, 2007 was $415,190, as reflected in the Statement of Operations.  The total amount paid out of the accrued fees to financial intermediaries for distribution of Fund shares for fiscal 2007 was $415,168.  Of this amount, $265,939 was paid directly to the Fund’s principal distributor, an affiliate of the Fund’s investment adviser, as explained in Note 5.

5.

Comment:  Disclosure regarding the Adviser’s fee waiver/expense limitation agreement with the Fund should be uniform as between the notes to the financial statements and the prospectus discussion under “Management of the Fund – The Adviser.”

Response:  The financial statement note disclosure will be revised to track the prospectus beginning with the Fund’s Semi-Annual Report for the period ended June 30, 2008.

N-SAR-B for the period ended December 31, 2007

6.

Comment:  According to Statement of Position 93-2, consider including the following in the notes to the financial statements in the Fund’s annual report rather than as an attachment to the N-SAR filing:

“Exhibit to Accompany Item 77J b  Form NSAR

Lifetime Achievement Fund, Inc.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

July 24, 2008

According to the provisions of Statement of Position 93-2 SOP 93-2 Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies, the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at December 31, 2007, reclassifications were recorded to decrease net undistributed realized gain (loss) by $(865,014) and increase undistributed net investment income by $865,014.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.”

Response:  Item 77 of Form N-SAR provides instructions as to what information must be disclosed as an attachment to the filing.  Sub-Item 77J states the following:

“If there has been a material restatement of the registrant’s capital share account during the semi-annual period, resulting in a transfer from capital share liability to surplus or reserves, or vice versa, state the date, purpose and amount of the restatement and give a brief explanation of all related entries in connection with the restatement.”

The Fund’s disclosure stated above in the Comment was included as an attachment to its N-SAR-B filed on February 27, 2008 in satisfaction of the instructions to Item 77.

In keeping with your comment, in the future, beginning with the Fund’s Annual Report for the period ending December 31, 2008, Fund management, in consultation with the Fund’s independent auditors, will review applicable rules and industry practice to determine if additional footnote disclosure is necessary regarding reclassification of capital.

7.

Comment:  When the Fund changes independent accountants, Item 304 of Regulation S-K requires the Fund to file as an exhibit to the Form N-SAR a letter from the previous accountant accepting the disclosure relating to the change of independent accountants.

Response:  Due to an oversight, disclosure relating to the change in the Fund’s independent auditors for fiscal 2005 was not included in the Fund’s N-SAR-A for

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

July 24, 2008

the period ended June 30, 2005.  Such disclosure will be included going forward, as applicable, including disclosure in the Fund’s N-SAR-A filing for the period ended June 30, 2008 to reflect the change in the Fund’s independent auditors for fiscal 2008.

Form N-CSR for the period ended December 31, 2007

8.

Comment:  Under paragraph (e)(2) of “Item 4. Principal Accountant Fees and Services,” state the percentage of non-audit services provided by the Fund’s principal accountant for which preapproval was waived pursuant to Regulation   S-X Rule 2-01(c)(7)(i)(C).

Response:  Item 4(e)(2) stated that all of the non-audit services were preapproved by the Audit Committee during 2007.  Accordingly, the percentage for which preapproval was waived is zero and will be so stated going forward.

9.

Comment:  Include on the Fund’s website the most current N-PX filing showing the Fund’s voting record.

Response:  Done.

10.

Comment:  Post the Fund’s Proxy Voting Policies and Procedures on the Fund’s website and include a description within the Proxy Voting Policies and Procedures of how the Fund proportionally votes shares of underlying mutual funds held by the Fund.

Response:  Done.

*   *   *   *   *   *

Please call me at (402) 330-1166 if you have any questions.

Very truly yours,

/s/ Deborah Koch

Deborah Koch

Chief Compliance Officer

Lifetime Achievement Fund, Inc.

cc:

Roland Manarin

Aron Huddleston

Mark Taylor

Michael Thill

Ellen Drought